

March 10, 2023

Dixit Joshi
Chief Financial Officer
Credit Suisse AG
Paradeplatz 8
8001 Zurich, Switzerland

> **Re: Credit Suisse AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response Dated February 13, 2023**
> **File No. 001-33434**

Dear Dixit Joshi:

We have reviewed your February 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Notes to the Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revisions of prior period financial statements, page 466

1. We have reviewed the response you provided on February 13, 2023 in response to our comment letter dated January 17, 2023. We also have considered the discussions on March 8-10, 2023 with the Company and would like to better understand how you concluded that a broader risk assessment entity-level control material weakness did not exist as of December 31, 2022 and 2021. Please respond to the following:

   • We note in the root cause analysis you provided, you concluded the two cash flow control deficiencies resulted from missing controls designed to address the risks of presentation and disclosure to the financial statements. While you concluded that one control deficiency was remediated as of December 31, 2021, it does not appear that either control deficiency was linked to risk assessment. In light of the fact that there were indications of missing controls responsive to risks of material misstatements, explain how you believe there was not a failure in the risk assessment entity-level control component as of December 31, 2022 and 2021.

- Given that the control deficiencies remained unremediated for several years, including periods prior to those presented in the December 31, 2021 Form 20-F, tell us how you concluded that this also was not indicative of potential risk assessment failures.

2. We have reviewed the response you provided on February 13, 2023 in response to our comment letter dated January 17, 2023. We also have considered the discussions on March 8-10, 2023 with the Company and would like to better understand how you concluded that a broader monitoring entity-level control material weakness did not exist as of December 31, 2022 and 2021. For the unremediated control deficiencies, the following items remain unclear as to how you arrived at the conclusions in your analysis:

- why you consider the fact that the related transactions were limited, non-core, unique, and/or immaterial to be persuasive support for your conclusions, given the nature of the transactions and the company's underlying business operations;

- how your control deficiency evaluation considered the impact of the restatement of previously issued financial statements to reflect the correction of the error;

- whether you considered the impacts of the magnitude of the potential error for 2019 through 2021 related to not only the individual line items but also the total operating, investing, and financing cash flows in reaching your conclusions, given that you identify these subtotals as important to users of the financial statements; and

- when you completed the quantitative analysis of the potential magnitude, and whether it was complete at the time of the initial severity assessment or if you subsequently determined that a supplementary analysis was required.

Please tell us how you considered whether the impact of the potential error indicated any unidentified material weakness(es), including any with the monitoring entity-level control component related to principle 17 of the Committee of Sponsoring Organization of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013).

3. Please confirm that you have reassessed the root cause and severity for each unremediated control deficiency existing as of December 31, 2022 and their resulting impact to the risk assessment or monitoring entity-level components.

Dixit Joshi
Credit Suisse AG
March 10, 2023
Page 3

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Finance

cc: Sebastian Sperber